SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 7)*
Arconic Inc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
03965L100
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 31, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

14,768,682

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

14,768,682

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,768,682

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

31,383,451

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

31,383,451

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,383,451

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

31,383,451

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

31,383,451

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,383,451

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher L. Ayers

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

100

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

100

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elmer L. Doty

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles M. Hall

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bernd F. Kessler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Patrice E. Merrin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada and Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7").  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.
Item 2.	Identity and Background.
Item 2 is hereby amended and restated to read as follows:
(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott" or "we"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.
ELLIOTT
The business address of Elliott is 40 West 57th Street, New York, New York 10019.
The principal business of Elliott is to purchase, sell, trade and invest in securities.
SINGER
Singer's business address is 40 West 57th Street, New York, New York 10019.
Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.
CAPITAL ADVISORS
The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.
The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.
The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC
The business address of Special GP is 40 West 57th Street, New York, New York 10019.
The principal business of Special GP is serving as a general partner of Elliott.
The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL
The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.
The principal business of Elliott International is to purchase, sell, trade and invest in securities.
The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:
NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON
The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

EICA
The business address of EICA is 40 West 57th Street New York, New York 10019.
The principal business of EICA is to act as investment manager for Elliott International.
The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

CHRISTOPHER L. AYERS
Mr. Ayers' business address is 2400 W. 75th Street, Prairie Village, Kansas 66208.  Mr. Ayers most recently served as the President and Chief Executive Officer of WireCo WorldGroup, Inc., a leading producer of specialty steel wire ropes and high performance synthetic ropes.

ELMER L. DOTY
Mr. Doty's business address is 24 Robledo Drive, Dallas, Texas 75230.  Mr. Doty's principal occupation is serving as an Operating Executive at The Carlyle Group LP, a multinational private equity, alterative asset management and financial services corporation.

CHARLES M. HALL
Mr. Hall's business address is 111 Faison Road, Chapel Hill, North Carolina 27517.  Mr. Hall is currently self-employed after most recently serving as President and Chief Executive Officer of AM General LLC, a company that designs, engineers, manufactures, supplies and supports specialized vehicles for military and commercial customers worldwide.

BERND F. KESSLER
Mr. Kessler's business address is Burgstrasse 10, 82064 Strasslach, Germany.  Mr. Kessler is currently self-employed and serves as a director of Polaris Industries Inc., a manufacturer of motorcycles, snowmobiles, ATVs and neighborhood electric vehicles, where he also serves as a member of its Audit Committee, Corporate Governance and Nominating Committee and Technology Committee.

PATRICE E. MERRIN
Ms. Merrin's business address is 92 Birch Avenue, Toronto, Ontario M4V1C8.  Ms. Merrin's principal occupation is serving as a director of Stillwater Mining Company, a palladium and platinum mining company, where she is also Chairman of the Corporate Governance & Nominating Committee and a member of the Compensation Committee.  Ms. Merrin also serves as a director of Glencore plc, a multinational commodity trading and mining company, and Novadaq Technologies Inc., a developer of fluorescence imaging solutions.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Amended and Restated Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Messrs. Singer, Ayers, Doty, and Hall are citizens of the United States of America.  Mr. Kessler is a citizen of Germany.  Ms. Merrin is a citizen of Canada and Ireland.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $296,394,535.

Elliott International Working Capital Christopher L. Ayers
The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $629,804,809.

The aggregate purchase price of the shares of Common Stock directly owned by Mr. Ayers is approximately
$2,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On January 31, 2017, Elliott International delivered a nomination letter (the "Letter") to the Issuer nominating Christopher L. Ayers, Elmer L. Doty, Charles M. Hall, Bernd F. Kessler and Patrice E. Merrin (the "Nominees") for election to the Issuer's Board of Directors (the "Board") at the Issuer's 2017 annual meeting of stockholders (the "Annual Meeting") (the "Solicitation").  Additionally, Elliott has engaged former Spirit AeroSystems, Inc. CEO Larry Lawson as a consultant. Elliott believes that Mr. Lawson has the ideal set of skills needed to turn around the Issuer's woefully underperforming business, and that his appointment as the Issuer's CEO would serve to catalyze operational and cultural improvement at the Issuer.  Mr. Lawson's experience and the opportunity that his involvement presents are outlined in the letter attached hereto.  Elliott has engaged Mr. Lawson, at its own expense, because Elliott understands the value of finding a highly-in-demand operating executive with such a superb track record and directly relevant experience who is enthusiastic to lead the kind of turnaround necessary at the Issuer.  Elliott believes that involving Mr. Lawson in its outreach to investors and ensuring his availability to serve as the Issuer's CEO, should the Board of Directors of the Issuer choose to appoint him as CEO in the future, will position the Issuer to maximize shareholder value.

Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) As of the close of business on February 1, 2017, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 12.2% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 438,519,780 shares of Common Stock outstanding as of December 31, 2016, which is the total number of shares of Common Stock outstanding as reported in Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2017.

As of the close of business on February 1, 2017, Elliott beneficially owned 14,768,682 shares of Common Stock, constituting approximately 3.4% of the shares of Common Stock outstanding.
As of the close of business on February 1, 2017, Elliott International beneficially owned 31,383,451 shares of Common Stock, constituting approximately 7.2% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 31,383,451 shares of Common Stock beneficially owned by Elliott International, constituting approximately 7.2% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 46,152,133 shares of Common Stock, constituting approximately 10.5% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 1.7% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.
As of the close of business on February 1, 2017, none of the Nominees, other than Mr. Ayers directly owns any securities of the Issuer.  As of the close of business on February 1, 2017, Mr. Ayers beneficially owns 100 shares of Common stock, constituting less than 1% of the shares of Common Stock outstanding.
Each of the Reporting Persons, as a member of a "group" with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Item 5(b) is hereby amended and restated to read as follows:
(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.
Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
Mr. Ayers has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him.
Item 5(c) is hereby amended to add the following:
(c) The transactions effected by the Reporting Persons since Amendment No. 6 to the Schedule 13D are set forth on Schedule 1 attached hereto.
Item 5(d) is hereby amended and restated to read as follows:
(d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.
No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.
No person other than Mr. Ayers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated to read as follows:
Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 2,324,005 and 4,938,512 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to less than 1% and approximately 1.1% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 1.7% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares").  The Reporting Persons disclaim beneficial ownership in the Subject Shares.
On January 31, 2017, the Elliott International, Elliott Associates, EICA and the Nominees entered into a Joint Filing and Solicitation Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company to the extent required by applicable law and to solicit proxies for the election of the Nominees at the Annual Meeting. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Elliott and Elliott International have entered into Engagement and Indemnification Agreements with each of the Nominees, a form of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.  Pursuant to such agreements, Elliott and Elliott International have agreed to indemnify each of the Nominees for certain potential claims in connection with their standing as candidates for election to the Board, and Elliott and Elliott International have agreed to pay each Nominee (i) a fee of $50,000 upon submission of all information required in connection with their respective nominations and (ii) an additional fee of $50,000 upon being named as a nominee in the preliminary proxy statement filed by Elliott and Elliott International in connection with the Annual Meeting. The Nominees are required to use the after-tax proceeds from such fees to purchase shares of Common Stock of the Company promptly following the date of the Annual Meeting; provided, however, in the event a Nominee is unable to transact in the securities of the Company due to possession of material non-public information or any other limitation or restriction, such Nominee shall have five (5) days from the first date that such Nominee can transact in the securities of the Company to acquire such securities. Such agreements have no ongoing obligations or contingencies relating to the time from and after the Nominees are elected as directors of the Company.

On January 31, 2017, Elliott entered into a Consulting Agreement (the "Consulting Agreement") with Larry A. Lawson. Pursuant to the Consulting Agreement, Mr. Lawson has agreed to perform certain consulting, advisory and other services to Elliott, including with respect to Elliott International's nomination of the Nominees for election to the Board and the anticipated proxy solicitation in connection therewith. Elliott has agreed to pay Mr. Lawson $100,000 per calendar month during the term of the agreement, which is to expire on May 31, 2017; provided, that (i) Mr. Lawson may terminate the Consulting Agreement immediately upon written notice to Elliott, (ii) following May 31, 2017 and the payment of the fee due on August 1, 2017 (if applicable and as explained further below), Elliott may terminate the Consulting Agreement immediately upon written notice to Mr. Lawson, and (iii) unless written notice of non-renewal is provided prior to the expiration of the then effective term, the Consulting Agreement shall automatically extend for successive periods of three (3) calendar months. Further, Elliott has agreed to pay Mr. Lawson a lump sum of $1,000,000 on the date of such agreement, and if Mr. Lawson becomes the Chief Executive Officer of the Company on or prior to July 31, 2017, Mr. Lawson is required to use the after-tax proceeds from such lump sum payment to purchase shares of Common Stock of the Company on the public market within fifteen (15) days of such date, subject to applicable trading restrictions imposed by the Company. Elliott has also agreed to pay Mr. Lawson an additional fee of $3,000,000 on August 1, 2017 to the extent he is not named as Chief Executive of the Company on or prior to July 31, 2017.

In connection with the Consulting Agreement, Elliott and Mr. Lawson also entered into an Indemnification Agreement pursuant to which Elliott has agreed to indemnify Mr. Lawson for certain potential claims, losses and expenses.

Except as described above in this Item 6, none of the Reporting Persons have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
99.1 Joint Filing and Solicitation Agreement
99.2 Form of Engagement and Indemnification Agreement
99.3 Powers of Attorney

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	February 1, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.
By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President
By:	/s/ Elliot Greenberg
Elliot Greenberg,
As attorney-in-fact for Christopher L. Ayers, Elmer L. Doty, Charles M. Hall, Bernd F. Kessler, and Patrice E. Merrin

SCHEDULE 1
Transactions of the Reporting Persons Effected Since the Filing of Amendment No. 6 to the Schedule 13D.
The following transactions were effected by Elliott Associates, L.P. in the Common Stock:
Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
01-Feb-2017	Common Stock	80,000	25.3270
27-Jan-2017	Common Stock	80,000	22.6230

All of the above transactions were effected on the open market.
The following transactions were effected by Elliott Associates, L.P. (through Liverpool) in the Common Stock:
Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
26-Jan-2017	Common Stock	16,000	22.7936
26-Jan-2017	Common Stock	16,000	22.8462
26-Jan-2017	Common Stock	16,000	22.6484
26-Jan-2017	Common Stock	32,000	22.6400
25-Jan-2017	Common Stock	16,000	22.5700
25-Jan-2017	Common Stock	80,000	22.5570

All of the above transactions were effected on the open market.
The following transactions were effected by Elliott International, L.P. in the Common Stock:
Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
01-Feb-2017	Common Stock	170,000	25.3270
27-Jan-2017	Common Stock	170,000	22.6230
26-Jan-2017	Common Stock	34,000	22.8462
26-Jan-2017	Common Stock	68,000	22.6400
26-Jan-2017	Common Stock	34,000	22.6484
26-Jan-2017	Common Stock	34,000	22.7936
25-Jan-2017	Common Stock	34,000	22.5700
25-Jan-2017	Common Stock	170,000	22.5570

All of the above transactions were effected on the open market.